Filed by Independent Bank Corporation
Commission File No.: 0-7818
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: HCB Financial Corp.

March 20, 2026

NAME
ADDRESS
CITY, STATE ZIP

Dear NAME:
We are writing to share important news regarding the future of HCB Financial Corp. (HCB), the parent company of Highpoint Community Bank.
HCB has agreed to combine with Independent Bank Corporation (IBC), the parent company of Independent Bank. Our Board of Directors has unanimously approved the merger transaction, which is expected to close in the third quarter of 2026, subject to the satisfaction of customary closing conditions, including shareholder and regulatory approvals. Independent Bank is a Michigan-based community bank headquartered in Grand Rapids with a long-standing commitment to serving customers, supporting employees, and strengthening the communities it serves.
After thoughtful evaluation, our Board believes this transaction represents the best opportunity to continue building on the strong foundation we have created together and further enhance shareholder value. Independent Bank shares our commitment to community banking. Their organization is built around the same core priorities that have guided HCB since our founding—customers, employees, and the communities we proudly serve. By becoming part of Independent Bank, we expect our customers to gain access to greater resources, expanded technology, and additional financial capabilities that will enhance the services available to our customers and support future growth in our markets.
In the near future, we will hold a shareholder meeting to vote on approval of the merger. You will receive additional information about where and when the meeting will be held. In the meantime, the enclosed press release will provide additional information.
As banking continues to evolve, with increasing demands related to technology, cybersecurity, and regulatory requirements, we believe this transaction will position our organization to continue serving our communities with the strength and resources necessary for long-term success.
We believe becoming part of Independent Bank Corporation represents the right next chapter—for our shareholders, our employees, our customers, and the communities we serve.
We appreciate your loyalty and continued support and look forward to sharing additional information with you in the coming weeks.

Mark Kolanowski                 Chelsey A. Foster
President & Chief Executive Officer         Executive Vice President & Chief Operating Office

Additional Information About the Transaction
Independent intends to file a registration statement on Form S-4 with the Securities and Exchange
Commission (SEC), which will include a prospectus relating to the Independent shares to be issued in the transaction, a proxy statement for a shareholder meeting of HCB at which shareholders will be asked to approve the transaction, and certain other documents regarding the proposed transaction. Before making any voting or investment decision, investors are urged to carefully read the entire registration statement and related documents filed with the SEC, when they become available, because they will contain important information about the proposed transaction. Investors will be able to obtain these documents free of charge at the SEC's website at www.sec.gov or by making a written request to Independent Bank Corporation, Attn: CFO, 4200 East Beltline Avenue NE, Grand Rapids, MI 49525, or by calling 800.355.0641.